RESPONSE TO COMMENT

Form 10-K for the Year Ended April 3, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Key Performance Indicators, page 26

1.
Comment:  We note your statement that Days Sales Outstanding (DSO), free cash flow, and ROI are non-GAAP measures.  Please tell us what consideration you gave to providing a reconciliation of DSO and ROI to the most directly comparable GAAP measure pursuant to Item 10(e)(i)(B) of Regulation S-K.  As part of your response, please tell us how you considered the disclosure requirements of Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each of the non-GAAP financial measures you present, as it appears you have not provided any disclosure regarding the material limitations associated with the use of your non-GAAP financial measures or the manner in which management compensates for these limitations.

Response to Comment 1:  Based upon our review of Item 10(e)(4) of Regulation S-K and Topic 8 of the SEC Financial Reporting Manual, we have concluded that Days Sales Outstanding (DSO) and Return on Investment (ROI) represent operating measures or ratios rather than non-GAAP measures and we will not refer to them as non-GAAP measures in future filings.  Accordingly, reconciliation to a GAAP measure would not be appropriate.  We believe a detailed description of how such amounts are calculated is appropriate which is provided on page 26 of the filing.

With respect to the disclosure requirements of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we disclosed the following on page 26:

“Readers should be cautioned that Days Sales Outstanding (DSO), free cash flow and ROI are non-GAAP measures, and the Company’s definition of such measures may differ from other companies.  Therefore, such measures may not be comparable to those of other companies.  CSC believes these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide another measure of the Company’s performance and ability to service its debt.”

As these measures are used by management internally to evaluate performance, we believe they may be relevant disclosure to investors and analysts.  As noted in our disclosure, we caution readers that the measures have a significant limitation in that different companies define them differently.  With respect to free cash flows, we will disclose in future filings a limitation that our free cash flow measures do not distinguish operating cash flows from investing cash flows as they are required to be presented in accordance with GAAP.  As DSO and ROI are operating measures and not non-GAAP measures, we believe additional disclosures regarding DSO and ROI are not considered necessary.

Item 8.  Consolidated Financial Statements and Supplementary Data

Note 11.  Pension and Other Benefits, page 91

2.
Comment:  We note you selected a discount rate of 7.9% for the purposes of calculating the projected benefit obligation of your U.S. pension plans at April 3, 2009.  We also note your disclosure on page 51 that the discount rate assumption reflects the market rate for high-quality, fixed income debt instruments based on the expected duration of the benefit payments.  Please clarify for us how you determined the market rate for high-quality, fixed income debt instruments for benefit payments associated with your U.S. pension plans was 7.9% at April 3, 2009.  Tell us both how you determined the discount rate as well as the source of the discount rate.  If you use published long-term bond indices, you should explain how you determined that the timing and amount of cash outflows related to the bonds included in the indices matches your estimated defined benefit payments.  If there are differences between the terms of the bonds and the terms of the defined benefit obligations, explain how you adjust for the difference.  Please consider disclosure of this information either in the financial statement footnotes or in the critical accounting policies section of MD&A in future filings.

Response to Comment 2: CSC uses a yield curve approach to determine the discount rate, consistent with current FASB guidance. More specifically, we discount projected cash flows using a spot-rate curve reflecting yields on high quality corporate bonds. There are two general steps for determining the discount rate: (1) discount the stream of expected annual benefit payments using high-quality corporate bond yields; and (2) use the sum of each future year’s discounted expected benefit payments to derive a single equivalent discount rate. The discounting of future benefit payments resulted in an equivalent present value as if all future benefits were discounted at the single rate (average of two noted below) of 7.9%. Please note that in accordance with SFAS 158, CSC used the fiscal year-end date April 3, 2009, as the measurement date for our discount rate rather than December 31, 2008.

Regarding the source of our discount rate, CSC used the average of two independent third party sources: the Aon Yield Curve and the Citigroup Pension Discount Curve – Above Median. Both yield curves are constructed to parallel the bond portfolio that would actually be constructed for a plan similar in size and timing of payments to CSC’s. We do not use published long-term bond indices to discount our liabilities. In future 10–K filings, we will disclose how we determined the discount rate as well as the source of the discount rate.

Note 12.  Commitments and Contingencies, page 101

3.	Comment: Please update our understanding of the status of your claims with the federal government by providing us with the following:

·	Tell us whether you have received updated legal opinions regarding these claims;
·	Summarize the content of any such updated opinions including the opinion date, periods covered, and other relevant information; and
·	Describe any events or experiences during fiscal 2009 with respect to the outcome of any other claim denials that involved requests for additional fees or adjustment to other existing claims.

Response to Comment 3:  The Company engaged outside counsel from one of the leading firms in federal procurement law to assist internal counsel to review and evaluate the facts that formed the basis of both sets of claims and assist in the preparation of the claims.  Since filing the claims, we have received, at least annually, updated legal opinions that CSC’s claims meet the criteria of paragraphs 65(a) and (b) of SOP 81-1.  The most recent reiteration of the opinion for both sets of claims was May 18, 2009, for fiscal 2009.

There were no other claims for additional fees or adjustment or other claim denials during fiscal 2009.

Item 11.  Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A (filed on June 19, 2009)

Compensation Discussion and Analysis

Executive Compensation Philosophy, page 17

4.
Comment:  You disclose that, “As a general matter, the [Compensation] Committee has determined that compensation at the executive level should be targeted at the 50th percentile of pay in CSC’s competitive marketplace” and that the committee evaluated and determined each executive’s compensation relative to this standard.  Please tell us in your response letter, if known, where actual total compensation for each of your named executive officers fell in relation to the targeted percentile of your peer comparator companies.  Provide conforming disclosure in future filings, to the extent applicable.

Response to Comment 4: For each named executive officer, the following is a summary of the percent difference between actual total compensation and the targeted percentile (50th) of CSC’s peer comparator companies:

NEO and Title	Total Compensation % Variance from Peer Comparator Target “ –%” below market, “+%” above market
Michael W. Laphen, Chairman, President and CEO	-2%
Donald G. DeBuck, Acting CFO	-56%
William L. Deckelman, Jr, VP General Counsel & Secretary	-18%
Randy E. Phillips, VP, Corporate Development	+15%
Nathan G. Siekierka, VP, Human Resources	-25%
Michael J. Mancuso, VP and CFO	N/A: Joined CSC on December 1, 2008

In aggregate, total compensation for the above NEOs is 12.2% below the 50th percentile of CSC’s peer comparator companies.  We will provide conforming disclosures in future filings to the extent applicable.

Salary, page 19

5.
Comment:  Please also advise in your response letter where fiscal year 2009 base salaries for your named executive officers fell in relation to the targeted percentile paid by the comparator group companies.  In this regard, we note your disclosure on page 19 indicating that base salaries were increased in 2009 for certain of your named executive officers in part because, prior to such increases, “most CSC executive salaries were below the 50th percentile paid by the comparator group companies.”  Please also disclose in future filings how actual base salaries and any other benchmarked elements of compensation compare to that awarded by the companies against whom you benchmark executive compensation.

Response to Comment 5:  For each named executive officer, the following is a summary of the percent difference between Fiscal Year 2009 actual base salaries and the targeted percentile (50th) of CSC’s peer comparator companies.

NEO and Title	FY 2009 Actual Annual Salary % Variance from Peer Comparator Target “ –%” below market, “+%” above market
Michael W. Laphen, Chairman, President and CEO	-11%
Donald G. DeBuck, Acting CFO	-36%
William L. Deckelman, Jr, VP General Counsel & Secretary	-6%
Randy E. Phillips, VP, Corporate Development	-1%
Nathan G. Siekierka, VP, Human Resources	-13%
Michael J. Mancuso, VP and CFO	N/A: Joined CSC on December 1, 2008

In aggregate, FY 2009 actual annual base salary for the above NEOs is 13.2% below the 50th percentile of CSC’s peer comparator companies.  In future filings we will disclose how actual base salaries and any other benchmarked elements of compensation compared to that awarded by the companies against which we benchmark our executive compensation.

Long-Term Incentive Compensation, page 21

6.
Comment:  You disclose that you use “ROIC” as a performance metric for determining the vesting schedule of certain long-term incentive equity awards for your named executive officers.  In your response letter and in future filings, if applicable, please define this term and explain briefly how this metric is calculated from your financial statements.

Response to Comment 6: CSC uses the term ROIC (“Return on Invested Capital”) and ROI (“Return on Investment”) interchangeably.  Therefore ROIC is the same as ROI as defined on page 26 of our Form 10-K and is disclosed as follows: “Return on investment (ROI)—ROI is an effective indicator combining a focus on margins with efficient and productive net asset utilization.  A combination of strong margins (measuring how effectively revenue is generated from investors’ capital) is required to generate sufficient returns on capital.  Strong working capital management also serves to minimize investment capital and increase returns… ROI is calculated by multiplying profit before interest expense, special items, and after tax expense by the investment base turnover.  Investment base turnover equals revenues divided by average debt and equity for the period….”  In future filings, we will clarify the terms and definition and include the definition both in the Form 10-K and proxy statement as appropriate.

Item 13.  Certain Relationships and Related Transactions, and Director Independence (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 19, 2009)

Oversight of Related Party Transactions, page 9

7.
Comment:  You state as follows:  “There are no interested transactions between the Company and any of the independent directors; and there are no interested transactions between the Company and any of the executive officers named in the Summary Compensation Table.”  As similarly noted in comment no. 11 from our letter dated August 6, 2008, relating to the company’s Form 10-K for the fiscal year ended March 28, 2008, the standard you employ in this regard appears to differ materially from that set forth in Item 404(a) of Regulation S-K, both with respect to the persons who are considered “related persons” as defined in Item 404 and the time period for which disclosure is necessary.  We note in this regard that the statement quoted above does not cover all “interested transactions,” as that term is defined in your disclosure.  In your response letter, please confirm, if accurate, that the company had no transactions required to be disclosed under the standard set forth in Item 404(a) of Regulation S-K, and confirm that your disclosure in future filings will conform to the requirements of Item 404(a).

Response to Comment 7:  We employ the standard set forth in Item 404(a) of Regulation S-K as described in our written policy.  We confirm that since March 29, 2008, which was the beginning of the Company’s last fiscal year, the Company had no transactions, nor are there any currently proposed transactions, that are required to be disclosed under the standard contained in Regulation S-K, Item 404(a).  That is, there are no transactions, since March 29, 2008, which was the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person, as defined below, had or will have a direct or indirect material interest and which is required to be disclosed under Item 404(a) of SEC Regulation S-K.  A related person is any person who was in any of the following categories at any time during the foregoing periods:

·	A director or executive officer of the Company;
·	Any nominee for director;
·
Any immediate family member of a director or executive officer, or of any nominee for director.  Immediate family members are any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director; and

·	Any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed:
o	Any more than 5% beneficial owner of Common Stock; or
o
Any immediate family member of any such beneficial owner, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such security holder, and any person (other than a tenant or employee) sharing the household of such security holder.

A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Future filings will include disclosure patterned after the above.